

February 24, 2010

Nancy M. Snyder
PVG GP, LLC
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, PA 19087

> **Re:** **Penn Virginia GP Holdings, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-164253**
> **Filed February 4, 2010**

Dear Ms. Snyder:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Selling Unitholders, page 45

1. We note your response to our prior comment 2 and reissue the comment. Please revise your registration statement to identify the selling unitholders and Penn Virginia Corporation as underwriters.

2. We note your response to our prior comment 3 and reissue the comment. For example, please disclose in this section that Penn Virginia Resource GP Corp. is the sole member of your general partner.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Allan Reiss
        (917) 849-5363